UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Antero Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

03673L 103

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 03673L 103

1	Name of Reporting Person Antero Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 98,870,335 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 98,870,335 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,870,335 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.9%*

14	Type of Reporting Person CO

*      Calculation of percentage based on a total of 187,045,499 common units outstanding as of October 8, 2018.

Explanatory Note: This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on November 19, 2014 with the Securities and Exchange Commission (the “Commission”) relating to the common units (“Common Units”) representing limited partner interests in Antero Midstream Partners LP (the “Issuer” or “Partnership”), a Delaware limited partnership (such Schedule 13D, as amended and supplemented by Amendment No. 1, filed on September 18, 2015, Amendment No. 2, filed on September 24, 2015, Amendment No. 3, filed on March 25, 2016, Amendment No. 4, filed on March 31, 2016, Amendment No. 5, filed on February 15, 2017, and Amendment No. 6, filed on September 13, 2017, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by Antero Resources Corporation, a Delaware corporation (the “Reporting Person”), as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 2.                                 Identity and Background

Item 2 of the Original Schedule 13D is supplemented as follows:

The principal business of the Reporting Person is the exploration, development, production and acquisition of natural gas, natural gas liquids and oil properties located in the Appalachian Basin. The name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person (the “Covered Individuals”) are set forth on Exhibit A to this Amendment, which is incorporated herein by reference.  Unless otherwise indicated, the present principal occupation of each person is with Antero.

Item 4.                                 Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety:

The response in Item 3 is incorporated herein by reference.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)

Simplification Agreement

On October 9, 2018, Antero Midstream GP LP, a Delaware limited partnership (“AMGP”), and the Issuer announced that they had entered into a Simplification Agreement (the “Simplification Agreement”), dated as of October 9, 2018, by and among AMGP GP LLC, a Delaware limited liability company and the general partner of AMGP (“AMGP GP”), the Issuer, Antero IDR Holdings LLC, a Delaware limited liability company and subsidiary of AMGP (“IDR Holdings”), Arkrose Midstream Preferred Co LLC, a Delaware limited liability company and wholly owned subsidiary of AMGP (“Preferred Co”), Arkrose Midstream Newco Inc., a Delaware corporation and wholly owned subsidiary of AMGP (“NewCo”), Arkrose Midstream Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub”), Antero Midstream Partners GP LLC (“AMP GP”), a Delaware limited liability company and the general partner of the Issuer, and AMGP (collectively, the “Parties”).

Pursuant to the Simplification Agreement, the Parties will, on the terms and subject to the satisfaction of certain conditions contained therein, consummate a series of transactions pursuant to which: (1) AMP GP will execute and deliver an amendment (the “Antero Midstream Partnership Agreement Amendment”) to the Agreement of Limited Partnership of the Issuer, dated as of November 10, 2014, as amended by Amendment No. 1, dated as of February 23, 2016, and Amendment No. 2, dated as of December 20, 2017 (the “Antero Midstream Partnership Agreement”), pursuant to which, among other things, (i) the “General Partner” as defined in the Antero Midstream Partnership Agreement shall be permitted to have certain indebtedness, which is intended to permit the GP Merger (as defined below), and (ii) the provisions of the Antero Midstream Partnership Agreement relating to the allocation of gross income relating to distributions paid pursuant to the Simplification Agreement will be modified; (2) at the election of AMP GP, AMP GP will merge with and into AMGP with AMGP surviving such merger as the general partner of the

Issuer (the “GP Merger”); (3) AMGP will be converted from a limited partnership to a corporation under the laws of the State of Delaware, to be named Antero Midstream Corporation (hereinafter referred to as “New AM”) pursuant to and in accordance with the plan of conversion set forth in the Simplification Agreement (the “Plan of Conversion,” and such conversion, the “Conversion”), each shareholder of AMGP will receive an equivalent number of shares of New AM Common Stock (as defined below) and a certificate of incorporation of New AM will be adopted and filed with the Delaware Secretary of State and bylaws of New AM will be adopted substantially in the forms attached as exhibits to the Simplification Agreement (the “New AM Organizational Documents”); (4) (i) New AM will (A) contribute up to $120.00 (and in no event less than $100.00) of cash to Preferred Co and (B) issue up to 12,000 shares (and in no event less than 10,000 shares) of Series A Non-Voting Perpetual Preferred Stock, par value $0.01, of New AM (the “New AM Preferred Stock”), to Preferred Co for consideration of $0.01 per share, the terms of which shall be set forth in the Certificate of Designations substantially in the form attached as an exhibit to the Simplification Agreement (the “Certificate of Designations”), and (ii) Preferred Co will transfer such New AM Preferred Stock to The Antero Foundation, a charitable organization, for no consideration (the “Preferred Stock Issuance”); (5) New AM will contribute and assign to NewCo such number of shares of common stock of New AM, par value $0.01 (the “New AM Common Stock”), that is necessary for purposes of effecting the exchange of Series B Units (as defined below) described below (the “Series B Exchange”), together with an additional number of shares of New AM Common Stock necessary to pay the stock portion of the merger consideration as further described below; and (6)  Merger Sub will be merged with and into the Issuer, with the Issuer surviving such merger as a wholly owned subsidiary of NewCo (the “Merger”).

Also on October 9, 2018, pursuant to the Simplification Agreement, AMGP, in its capacity as the managing member of IDR Holdings, and certain members of management holding a majority of the Series B Units representing limited liability company interests of IDR Holdings (the “Series B Units” and the holders of such Series B Units, the “Series B Holders”), entered into Amendment No. 2 (the “IDR Holdings LLCA Amendment”) to the Limited Liability Company Agreement of IDR Holdings, dated as of December 31, 2016, as amended on May 9, 2018, and as may be further amended. In connection with the Transactions, all of the issued and outstanding Series B Units will be exchanged for an aggregate 17.35 million shares of New AM Common Stock. New AM will enter into a registration rights agreement substantially in the form attached as an exhibit to the IDR Holdings LLCA Amendment (the “Registration Rights Agreement”) with Antero Resources, a Delaware corporation (“Antero Resources”), certain members of management, certain funds affiliated with Warburg Pincus LLC and Yorktown Partners LLC and the Series B Holders (collectively, the “Holders”), to register the resale of the New AM Common Stock issued to the Holders in the Conversion, the Merger and the Series B Exchange, as applicable, under certain circumstances. The transactions contemplated by the Simplification Agreement are collectively referred to herein as the “Transactions.”

The foregoing description of the Simplification Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Simplification Agreement, a copy of which is filed as Exhibit E hereto and is incorporated by reference in its entirety to this Item 4.

Voting Agreement

Also on October 9, 2018, concurrently with the execution of the Simplification Agreement, AMGP and the Reporting Person entered into a Voting Agreement (the “AMGP Voting Agreement”), pursuant to which, subject to the terms and conditions therein, the Issuer has agreed to vote (or cause to be voted), AM Common Units beneficially owned by it (the “Covered Units”) approving the Simplification Agreement, the Merger , and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Simplification Agreement. In addition, the Reporting Person has agreed to vote against the approval or adoption of any action, agreement, transaction or proposal that is intended to or would reasonably be expected to (1) result in a breach of any obligation of the Issuer contained in the Simplification Agreement or (2) to impede, delay, postpone, discourage, frustrate the purposes of or adversely affect any of the Transactions or any action contemplated by the Simplification Agreement. If, without the prior consent of the special committee of the board of directors the Reporting Person (the “AR Special Committee”), any provisions of the Simplification Agreement described in the next sentence are amended or waived, then the Reporting Person’s obligations under the AMGP Voting Agreement shall terminate and the AR Special Committee may instruct the Issuer that the Covered Units shall be deemed to vote against all proposals at the AMLP Meeting (as defined in the AMGP Voting Agreement), which instruction will override any different votes, proxies or voting instructions.  This termination provision applies only to such Simplification Agreement amendment or waiver that (i) extends the Termination Date (as defined in the

Simplification Agreement), (ii) adversely impacts the merger consideration to be received by the Reporting Person or the number or value of the AMGP Common Shares held by the Reporting Person upon consummation of the Transactions, or (iii) otherwise has a material adverse effect on the interests of the Reporting Person in the Transactions. As of October 8, 2018, the Reporting Person owned 98,870,335 AM Common Units, representing approximately 53% of the total AM Common Units issued and outstanding. The approval of the Simplification Agreement requires the affirmative vote or consent of holders of a majority of the outstanding AM Common Units and the affirmative vote or consent of the holders of AM Common Units, except the Reporting Person, that hold a majority of the outstanding AM Common Units. The AMGP Voting Agreement includes certain covenants, including a covenant by the Reporting Person to enter into the registration rights agreement and a covenant to transfer a certain number of AM Common Units to Arkrose Subsidiary Holdings LLC, a wholly owned subsidiary of Antero Resources (“AR Sub”), prior to the effective time of the Merger, following which both the Reporting Person and AR Sub will remain subject to the terms of the AMGP Voting Agreement. The AMGP Voting Agreement terminates upon the earliest to occur of the closing of the Transactions, the termination of the Simplification Agreement, April 30, 2019, or the written agreement of the parties to the AMGP Voting Agreement.

The foregoing description of the AMGP Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual AMGP Voting Agreement, a copy of which is filed as Exhibit F hereto and is incorporated by reference in its entirety to this Item 4.

(b) The information set forth in Item 4(a) is incorporated by reference into this Item 4(b).

(c) The information set forth in Item 4(a) is incorporated by reference into this Item 4(c).

(d) The information set forth in Item 4(a) is incorporated by reference into this Item 4(d).

(e) The information set forth in Item 4(a) is incorporated by reference into this Item 4(e).

(f) The information set forth in Item 4(a) is incorporated by reference into this Item 4(f).

(g) The information set forth in Item 4(a) is incorporated by reference into this Item 4(g).

(h) The information set forth in Item 4(a) is incorporated by reference into this Item 4(h).

(i) The information set forth in Item 4(a) is incorporated by reference into this Item 4(i).

(j)            Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) — (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 187,045,499 Common Units issued and outstanding as of October 8, 2018) are as follows:

Amount beneficially owned:	98,870,335
Percentage:	52.9%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	98,870,335
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	98,870,335
iv. Shared power to dispose or to direct the disposition of:	0

In addition, as of the date of this report, certain of the directors and executive officers of the Reporting Person (the “Covered Individuals”) beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Robert J. Clark	10,000	*
Richard W. Connor	19,529	*
Benjamin A. Hardesty	—	—
Peter R. Kagan	14,529	*
W. Howard Keenan, Jr.	14,529	*
James R. Levy	—	—
Joyce E. McConnell	—	—
Paul M. Rady	215,263	*
Glen C. Warren, Jr.	149,070	*
Kevin J. Kilstrom	38,134	*
Ward D. McNeilly	38,134	*
Alvyn A. Schopp	44,134	*
Michael N. Kennedy	24,874	*

*                 Less than 1% of the class beneficially owned.

(c)          Neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the Covered Individuals, has effected any transactions in the Common Units during the past 60 days, except as set forth in Exhibit A to this Amendment.

(d)         The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 of the Original Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 7.                                 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is supplemented as follows:

Exhibit E                      Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP LLC, Antero Midstream GP LP, Antero IDR Holdings LLC, Arkrose Midstream Preferred Co LLC, Arkrose Midstream NewCo Inc., Arkrose Midstream Merger Sub LLC, Antero Midstream Partners GP LLC and Antero Midstream Partners LP. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K (Commission File No. 001-36120) filed on October 10, 2018).

Exhibit F                       Voting Agreement, dated as of October 8, 2018, by and between Antero Midstream GP LP and Antero Resources Corporation (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K (Commission File No. 001-36120) filed on October 10, 2018).

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2018

ANTERO RESOURCES CORPORATION

/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

EXHIBIT A

Directors and Executive Officers of Antero Resources Corporation

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship	Transactions in Last 60 Days

Richard W. Connor, Director	1615 Wynkoop Street Denver, Colorado 80202	United States	19,529	(1)

Peter R. Kagan, Director	Managing Director Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017	United States	14,529	(1)

W. Howard Keenan, Jr., Director	Member Yorktown Partners LLC 410 Park Avenue, 19th Floor New York, New York 10022	United States	14,529	(1)

Robert J. Clark, Director	Chairman and Chief Executive Officer 3 Bear Energy, LLC 1512 Larimer Street, Suite 540 Denver, Colorado 80202	United States	—

Benjamin A. Hardesty, Director	Owner Alta Energy LLC c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States	—

James R. Levy, Director	Managing Director Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017	United States	—

Joyce E. McConnell Director	Provost and Vice President of Academic Affairs West Virginia University 1500 University Avenue Morgantown, West Virginia 26506	United States	—

Paul M. Rady, Chairman and Chief Executive Officer	1615 Wynkoop Street Denver, Colorado 80202	United States	—

Glen C. Warren, Jr., Director, President, Chief Financial Officer and Secretary	1615 Wynkoop Street Denver, Colorado 80202	United States	—

Kevin J. Kilstrom, Senior Vice President—Production	1615 Wynkoop Street Denver, Colorado 80202	United States	—

Alvyn A. Schopp, Chief Administration Officer, Regional Senior Vice President and Treasurer	1615 Wynkoop Street Denver, Colorado 80202	United States	—

Michael N. Kennedy, Senior Vice President—Finance	1615 Wynkoop Street Denver, Colorado 80202	United States	—

(1) Common Units granted pursuant to the Antero Midstream Partners LP Long-Term Incentive Plan.